Exhibit 12.1

DCT INDUSTRIAL TRUST INC.

CALCULATION OF EARNINGS TO FIXED CHARGES

DISTRIBUTIONS RATIOS

	Year Ended December 31
	2009	2008	2007	2006	2005
	(dollar amounts in thousands)
Earnings
Income (loss) before income taxes (1)	$(24,778)	$(13,503)	$32,228	$(187,256)	$(14,213)
Adjustments added:
Amortization of capitalized interest	689	457	208	58	12
Distributions from unconsolidated joint ventures	3,915	3,820	1,432	377	—
Fixed charges (see below)	59,226	61,416	68,499	69,318	29,448
Adjustments subtracted:
Interest capitalized	(6,064)	(7,899)	(7,008)	(2,013)	(729)

Total earnings	$32,988	$44,291	$95,359	$(119,516)	$14,518

Fixed charges:
Interest expense (2)	$52,851	$53,219	$61,209	$67,267	$28,712
Interest capitalized	6,064	7,899	7,008	2,013	729
Portion of rental expense representative of interest	311	298	282	38	7

Total fixed charges	$59,226	$61,416	$68,499	$69,318	$29,448

Earnings to fixed charges	— (3)	— (3)	1.4	— (3)	— (3)

(1)	Pre-tax income (loss) from continuing operations before equity in income (losses) of unconsolidated joint ventures.
(2)	Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs and amortization of premiums and discounts related to indebtedness.
(3)

The ratio was less than 1:1 for the years ended December 31, 2009, December 31, 2008, December 31, 2006 and December 31, 2005 as earnings were inadequate to cover fixed charges by deficiencies of approximately $26.2 million, $17.1 million, $188.8 million and $14.9 million, respectively.